A Corporation of Regional Suppliers of Quality Roofing and Building Materials in North America

                    March 4, 2011

VIA EDGAR & FAX 202-772-9220

Tracy Houser
Staff Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Beacon Roofing Supply, Inc.
Your File No. 0-50924

Dear Ms. Houser:

We have received your faxed letter dated February 24, 2011 and Beacon Roofing Supply, Inc. respectfully requests an extension of time to respond to March 20, 2011. Please let me know if this is acceptable at your earliest convenience. Thank you.

Sincerely,

/s/ David R. Grace

David R. Grace
Executive Vice President and Chief Financial Officer
Tel: (978) 817-1030
Fax: (978) 535-7358
Email: dgrace@beaconroofingsupply.com

One Lakeland Park Drive • Peabody, Massachusetts  01960 • 877-645-7663 Phone • 978-535-7358 Fax